UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 9)

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 40,464,368
8. Shared Voting Power
9. Sole Dispositive Power 40,464,368
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,464,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 39.1% *
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 103,443,368 shares of common stock issued and outstanding as of February 27, 2009, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 40,464,368
8. Shared Voting Power
9. Sole Dispositive Power 40,464,368
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,464,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 39.1% *
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 103,443,368 shares of common stock issued and outstanding as of February 27, 2009, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

This Amendment No.9 amends and supplements that certain Schedule 13D filed on February 26, 2008 and previously amended on June 11, 2008, June 19, 2008, July 8, 2008, September 3, 2008, November 6, 2008 , November 14, 2008, November 25, 2008 and December 4, 2008 and as amended by those certain Schedule TO-Cs filed on October 31, 2008 and November 7, 2008 with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda (as so amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 6 shall have the meaning set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.	Source and Amout of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

“During the period from December 23, 2008 to December 30, 2008, Tracinda purchased an aggregate of 856,368 shares of the common stock of Delta Petroleum Corporation (approximately 0.8% of the outstanding shares) in open market transactions for an aggregate price of $3,637,778, or $4.248 per share, before commissions. As a result, Tracinda owns 40,464,368 shares (approximately 39.1% of the outstanding shares). The source of funds for these purchases was funds available under its Credit Agreement.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by (i) adding the following:

“Under the Purchase Agreement, Tracinda is entitled to designate five persons to serve on the Delta Petroleum Board of Directors, and it has previously designated Daniel Taylor and James Murren to serve in such capacity. Tracinda has informed Delta Petroleum that it has selected Anthony Mandekic as its third designee to serve on the Board of Directors and that it also intends to designate an additional person to serve on the Delta Petroleum Board of Directors.

“Delta Petroleum announced on March 2, 2009 that it intends to launch a convertible preferred stock rights offering designed to raise up to $175 million. Tracinda has stated to representatives of Delta Petroleum that it intends to purchase approximately its pro rata share of securities offered in the rights offering. However, in no event will Tracinda purchase a number of securities that would cause its ownership of Delta Petroleum’s common stock, on an as-converted basis, to exceed 50% of the outstanding common stock.”

and (ii) deleting the following statement (which was added by Amendment No.5 to the Schedule 13D):

“The Filing Persons may, from time to time, acquire additional shares (in the open market or otherwise) depending on business and market conditions, their continuing evaluation of the business, assets, exploration projects and prospects of Delta Petroleum and other factors.”

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a)-(b) The following table sets forth information with respect to the Company’s securities beneficially owned by each person or entity named in Item 2 of the Schedule 13D. Mr. Kerkorian has sole voting and investment power with respect to the shares held by the Filing Persons.

Name	Number of Shares	Percent of Outstanding(1)
Tracinda Corporation	40,464,368	39.1%
Kirk Kerkorian	40,464,368	39.1%
Anthony L. Mandekic	-0-	0%

(1)	Computed on the basis of 103,443,368 shares of common stock issued and outstanding on February 27, 2009, as set forth in the Company’s Form 10-K for the fiscal year ended December 31, 2008.

(c), (d) & (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 3, 2009

TRACINDA CORPORATION

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

By:	/S/ Anthony L. Mandekic
Anthony L. Mandekic
Attorney-in-Fact *

*	Power of Attorney, dated February 13, 2008, previously filed as Exhibit 3 to the Schedule 13D.